Exhibit 1

In accordance with Rule 13d—1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.001 per share, of Urban Barns Foods Inc., a Nevada corporation, and further agrees that this joint filing agreement be included as an exhibit to such filing.  As contemplated by Rule 13d-1(k)(1)(ii), none of the undersigned shall be responsible for the completeness or accuracy of the information concerning the other persons making the joint filing, unless the undersigned knows or has reason to believe that such information is inaccurate.

Dated: November 5, 2014

DUNDEE AGRICULTURAL CORPORATION

By:	/s/ Tochi Lewis Asonye
Name: Tochi Lewis Asonye
Title: Director

DUNDEE CORPORATION

By:	/s/ Sivan Fox
Name: Sivan Fox
Title: VP Legal

NED GOODMAN

/s/ Ned Goodman
Ned Goodman